SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2009

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

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CNH GLOBAL N.V.

Form 6-K for the month of July 2009

List of Exhibits:

News Release entitled, “CNH Announces Construction Business Re-organization”	Page 1

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

July 21, 2009

FOR IMMEDIATE RELEASE
For more information contact:
Albert Trefts, Jr.	Investor Relations	(630) 887-2385
Ralph Traviati	News and Information	(630) 887-2345

CNH Announces Construction Business Re-organization

The company will maintain existing construction brands while unifying and rationalizing management structures

BURR RIDGE, ILL., - (July 21, 2009) - CNH Global N.V. today announced a reorganization of its construction equipment activities. In the new organization, CNH will maintain its existing construction brands, Case CE, New Holland Construction and Kobelco, while consolidating its internal construction equipment management structures.

The new construction equipment organization will be headed by Jim McCullough, who is currently the CEO of Case Construction Equipment, effective immediately. Mr. McCullough will report directly to Harold Boyanovsky, President and CEO of CNH.

The objective of the re-organization, triggered by an unprecedented decline in the global construction equipment market, is to streamline internal operations and reinforce product architectures while significantly reducing the costs of managing brand networks and building brand value.

“CNH has moved quickly to adapt to the deteriorating construction equipment market by reducing production and headcount, cutting costs and adjusting operating levels,” said Harold Boyanovsky, CNH President and CEO.

“With this new structure, our construction equipment business is better positioned to get through the downturn and to emerge in a position of strength,” he added.

In North America, Europe and Latin America, the new organization will be led by regional managers reporting directly to Mr. McCullough . Sales administration, marketing and back-office functions for both construction equipment brands will be centralized within the regions and overseen by Mr. McCullough and a small central staff.

In the rest of the world, CNH’s International Region organization, headed by Franco Fusignani, will now include the construction equipment businesses alongside CNH’s agriculture equipment businesses. In this capacity, Mr. Fusignani will continue to report directly to Mr. Boyanovsky.

The brands’ sales forces and distribution networks will remain separate enabling them to continue to focus their efforts on brand specific sales and service.

Mr. McCullough joined the Group in 1989 and, starting as a regional sales manager for Case, has worked his way up through the organization, amassing a wealth of experience and knowledge in US and international markets. He has served as a Regional Sales Manager, the Vice President of North American Construction Equipment Sales & Marketing and CEO of Case Construction Equipment Worldwide. He also serves on the Boards of several US and Asian companies. Mr. McCullough’s experience earned him the role of Chairman of the Global Public Policy Committee for the Association of Equipment Manufacturers along with a position on the Executive Council. He holds a Bachelor’s degree in management and marketing from the Philadelphia College of Textiles and Science, and he completed the Dartmouth College Tuck Executive Program.

Giuseppe Fano, the head of New Holland Construction Equipment, has elected to leave CNH to pursue other opportunities. CNH recognizes and appreciates his leadership contributions and wishes him well in his future endeavors.

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CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by more than 11,300 dealers in 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com